

August 4, 2010

Mr. Colman Cheng
Chief Financial Officer
China Nutrifruit Group Limited
5th Floor, Chuangye Building, Chuangye Plaza
Industrial Zone 3, Daqing Hi-Tech Industrial Development Zone
Daqing, Heilongjiang 163316
People's Republic of China

> **Re:** **China Nutrifruit Group Limited**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed June 30, 2009**
> **Response Letter Dated May 7, 2010**
> **Response Letter Dated May 25, 2010**
> **Response Letter Dated June 28, 2010**
> **Form 10-K/A for Fiscal Year Ended March 31, 2009**
> **Filed June 29, 2009**
> **Form 10-K for Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2009**
> **File No. 001-34440**

Dear Mr. Cheng:

We have reviewed your response letter and subsequent filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended March 31, 2009

Note 1 – Nature of Business, page 58

1.   We note your response to our prior comment one in which you assert that you recognized compensation expense in fiscal 2009 related to your make good escrow arrangement pursuant to FAS 123(R). However, we also note that you indicate the release of the escrowed shares in fiscal 2010 was not contingent upon Mr. Kung's continuing employment. Please clarify for us:

   •   whether there were any changes to the escrow share agreement during fiscal 2010 that impacted whether or not Mr. Kung's continuing employment by the Company impacted the release of the escrowed shares;

   •   if there were no changes to the escrow agreement, why you believe the shares released under the make good escrow arrangement in fiscal 2009 are within the scope of ASC 718-10-15 (paragraph 4 of FAS 123(R)) in light of the fact Mr. Kung did not need to remain in the employ of the Company to receive the shares; and

   •   why you believe the issuance of ASC 718-10-S99-2, which clarified when the presumption of compensation was overcome in escrowed share arrangements, impacted your accounting in fiscal 2010 as compared to your basis of accounting for the escrowed shares in fiscal 2009.

Form 10-K for Fiscal Year Ended March 31, 2010

Consolidated Statements of Income and Comprehensive Income, page F-3

2.   Please limit your presentation of earnings/(loss) per share to amounts rounded to the nearest penny. Please do not present fractions of a penny. (e.g. $0.1351 should be rounded to $0.14.)

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3299 with any other questions.

Sincerely,

Mark C. Shannon
Branch Chief